
Mail Stop 4628

September 3, 2015

Via E-mail
Charles W. Porter, Jr.
Chief Financial Officer
Energen Corporation
605 Richard Arrington Jr. Boulevard North
Birmingham, Alabama 35203

>   **Re: Energen Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed March 2, 2015**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
>   **Filed August 7, 2015**
>   **Form 8-K filed August 7, 2015**
>   **File No. 1-07810**

Dear Mr. Porter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Properties, page 19

1.   You have identified changes in your development plans as the primary cause of revisions to your proved undeveloped reserves ("PUDs") during the fiscal year ended December 31, 2014. Please describe the circumstances that led to the change in your development plans. As part of your response, tell us the years in which these PUDs were initially booked.

2.   Disclosure on page 22 of your Form 10-K states that approximately 43% of your proved undeveloped reserves ("PUDs") are located on leased acreage which is not held by

production and will be developed after the primary term of the leases. Please describe the continuous development provisions related to these leases and tell us when these PUDs will be drilled. As part of your response, explain how you concluded that these PUDs should be classified as proved reserves pursuant to Rule 4-10(22) of Regulation S-X which requires that production occur prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain.

Financial Statements

Notes to Financial Statements

Note 20 – Oil and Natural Gas Operations, page 83

Oil and Natural Gas Operations, page 83

3.   During the fiscal year ended December 31, 2014, extensions and discoveries resulted in an increase of 130.0 MMBoe to your proved reserves. Please tell us how the factors that resulted in the negative revisions of 75.7 MMBoe to your proved reserve quantities during the year (e.g., product prices) were considered when these extensions and discoveries were recorded.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves, page 86

4.   We note that proved undeveloped reserves ("PUDs") increased from 88.0 MMBoe as of December 31, 2013 to 108.2 MMBoe as of December 31, 2014. In light of this change, tell us why future development costs used to calculate the standardized measure of discounted future cash flows decreased from $1.9 billion as of December 31, 2013 to $1.8 billion as of December 31, 2014. As part of your response, explain the extent to which you considered recent trends in capital expended to convert PUDs in determining the amount of future development costs used to calculate the standardized measure of discounted future cash flows (i.e., address the conversion cost for 2014 of approximately $20.67 per Boe compared to the future development costs used to calculate the standardized measure of discounted future cash flows of approximately $16.49 per Boe). Refer to FASB ASC 932-235-50-31.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations page 27

Results of Operations, page 30

5.   We note that certain properties in the Permian Basin, primarily in the Central Basin Platform, are at risk of impairment if oil price declines subsequent to June 30, 2015 are sustained. Please revise to provide expanded disclosure addressing the following:
- State the percentage by which the undiscounted cash flows exceeded the carrying value of your oil and gas properties;
- Describe how the key assumptions used to determine the undiscounted cash flows changed from December 31, 2014 to June 30, 2015;
- Discuss the degree of uncertainty associated with these key assumptions; and
- Identify potential events and/or changes in circumstances that could reasonably be expected to negatively affect these key assumptions.

Please provide similar disclosure with regard to other oil and gas properties deemed to be at risk of impairment.

Form 8-K filed August 7, 2015

Exhibit 99.3 – Non-GAAP Financial Measures Reconciliation

6.   Your reconciliation of the non-GAAP measure "Energen Adjusted EBITDAX from Continuing Operations" indicates that certain reconciling items were adjusted to exclude the San Juan Basin divestment. However, it appears that many of these line items were not adjusted from the amounts presented as part of your financial statements. Please revise this disclosure to clearly indicate the items for which the amounts presented as part of your financial statements were adjusted.

7.   We note that you have presented an income statement showing your net loss excluding the divestment of assets held in the San Juan Basin. This appears to represent a full non-GAAP income statement. Please revise or tell us why you believe your current presentation is appropriate. Refer to Regulation G, and for additional guidance, Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources